

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2021

Michael Fleisher
Chief Financial Officer
Wayfair Inc.
4 Copley Place
Boston, MA 02116

   Re: Wayfair Inc.
    Form 10-K for Fiscal Year Ended December 31, 2020
    Filed February 25, 2021
    Form 8-K Furnished February 25, 2021
    File No. 001-36666

Dear Mr. Fleisher:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Trade & Services